November 8, 2023

Frank Wyman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-7010

Dear Mr. Wyman:

Re:	Intellipharmaceutics International Inc. (“IPC”) — Form 20-F for the Fiscal Year Ended November 30, 2022 (the “Form 20-F”) File No. 000-53805

In response to your letter (the “Letter”) dated September 8, 2023 to IPC, we respond as follows. For ease of reference, we have reproduced your comments in the Letter below, followed by our response.

Form 20-F for the fiscal year ended November 30, 2022

General, page 1

1.

You disclose on page 32 that "The Company filed the November 2022 annual Financial statements, MD&A and required certifications as well as the Q1 2023 interim financial statements, MD&A and required certifications June 5, 2023 meeting the 90-day deadline." Please address the following:

•	Tell us where your Q1 2023 interim financial statements have been filed or have been made publicly available.

Response:

The Company’s Q1 2023 interim financial statements were filed on June 5, 2023 on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. A press release disclosing this was also issued and distributed by the Company in Canada and US on June 6, 2023.

•	To the extent such financial statements have not be filed with your Canadian regulator, revise this section accordingly and to discuss the implications of not filing on a timely basis.

Response:

The Company filed the Q1 2023 interim financial statements with the Canadian regulator, as noted above.

•	Tell us how you evaluated whether you are current under the quarterly reporting requirements under Exchange Act Rules 13a-13 and 15d-13, and revise to discuss the implications of not filing on a timely basis.

Page 1 of 9

Response:

The Company respectfully acknowledges the Staff’s comment and advises Staff that the 90-day deadline referenced on page 32 of the annual report on Form 20-F is with respect to timing requirements under Canadian securities laws. Specifically, the Company was subject to a failure-to-file cease trade order (the “CTO”) on March 6, 2023, issued by the Ontario Securities Commission, as a result of the Company’s inability to file its audited annual financial statements and other required filings for the fiscal year ended November 30, 2022 by the filing deadline of February 28, 2023. Applicable Canadian securities laws provide that where an issuer is subject to a CTO of this nature, and that issuer files within 90 days of the issuance of the CTO the defaulted filing documents (including any subsequent required filings), the filing of those documents constitutes an application to revoke the CTO and no application fee is required.

As the Company filed on June 5, 2023 its audited annual financial statements and other required filings, including its Q1 2023 interim financial statements, these filings constituted the Company’s application to the OSC to revoke the CTO, and the CTO was indeed revoked on June 7, 2023.

The foregoing discussion pertains to Canadian securities law compliance, applicable to reporting issuers such as the Company. The Company is currently in compliance with its continuous disclosure obligations under Canadian securities laws.

With respect to U.S. securities law compliance, the Company believes that Sections 13a-13 and 15d-13 of the Exchange Act of 1934, as amended (the “Exchange Act”) is not applicable to the Company. The Company is a “foreign private issuer”, as defined in Exchange Rule 3b-4, and is subject to the reporting requirements under Exchange Act Rules 13a-16 and 15d-16. However, the Company acknowledges that it is not current in its reporting requirements as it (i) did not file with the SEC, through the EDGAR system, its Form 20-F annual report within the 4 month period from the end of its fiscal year as required by the form instructions, and (ii) has not promptly furnished the quarterly financial statements and management discussion and analysis for the three month period ended February 28, 2023 with the SEC, through the EDGAR system, as required under Exchange Act Rules 13a-16 and 15d-16.

The Company proposes to revise the disclosure set forth on page 32 of the annual report on Form 20-F with the addition of the underlined language as set forth below:

“B. Business Overview

Corporate Developments

•

This Company has not filed this annual report on Form 20-F in compliance with Rules 13a-16 and 15d-16 under the U.S. Exchange Act and as a result the Company is not currently eligible to (i) suspend or terminate its reporting obligations under the U.S. Exchange Act on either Form 15 or Form 15F or (ii) to raise capital on a short form basis pursuant to Form F-3.

Page 2 of 9

•

In addition, Section 12(k) of the U.S. Exchange Act gives the SEC the authority to suspend trading in a security for up to 10 trading days if the SEC believes that a suspension is required to protect investors and the public interest. A trading suspension by the SEC halts the trading in a security on all trading platforms (e.g., national securities exchanges, over-the-counter market, or alternative trading systems). In addition, Section 12(j) gives the SEC the authority to revoke, or suspend for up to twelve months, an issuer's securities registration if, after an administrative hearing, the SEC finds that the Company has violated the U.S. Exchange Act by failing to file its periodic reports. A 12(j) order would impair the Company’s ability to raise capital in the United States until it files a new registration statement.

The Company filed the November 2022 annual financial statements, MD&A and required certifications as well as the Q1 2023 interim financial statements, MD&A and required certifications on June 5, 2023 meeting the 90-day deadline required under Canadian law. The failure to file cease trade order was revoked dated June 7, 2023.

•

On February 3, 2023 the Company had announced that its annual audited financial statements for the fiscal year ended November 30, 2022, related management’s discussion and analysis and accompanying Chief Executive Officer and Chief Financial Officer certificates and annual information form for the fiscal year ended November 30, 2022 due February 28, 2023 will not be filed by the filing deadline.

•

In connection with the anticipated delay, the Company had applied to the applicable Canadian securities regulators that a management cease trade order (the “MCTO”) be imposed to restrict trading in the common shares in the capital of the Company by insiders of the Company, as opposed to a general cease trade order, which would restrict all trading in the shares, pursuant to National Policy 12-203 – Management Cease Trade orders (“NP 12-203”). However, we were informed that the company was not eligible for that consideration.

•

This Company has not furnished the quarterly financial statements and management discussion and analysis for the three-month period ended February 28, 2023 in compliance with Rules 13a-16 and 15d-16 under the U.S. Exchange Act and as a result the Company is not currently eligible to (i) suspend or terminate its reporting obligations under the U.S. Exchange Act on either Form 15 or Form 15F or (ii) to raise capital on a short form basis pursuant to Form F-3.

•

In addition, Section 12(k) of the U.S. Exchange Act gives the SEC the authority to suspend trading in a security for up to 10 trading days if the SEC believes that a suspension is required to protect investors and the public interest. A trading suspension by the SEC halts the trading in a security on all trading platforms (e.g., national securities exchanges, over-the-counter market, or alternative trading systems). In addition, Section 12(j) gives the SEC the authority to revoke, or suspend for up to twelve months, an issuer's securities registration if, after an administrative hearing, the SEC finds that the Company has violated the U.S. Exchange Act by failing to file its periodic reports. A 12(j) order would impair the Company’s ability to raise capital in the United States until it files a new registration statement.”

Page 3 of 9

Revenue, page 55

2.	Revise to address the following:

•

Revise your Operating and Financial Review and Prospects section to more clearly discuss the reasons for the changes in each of your revenue line items between the periods presented, specifically including why no revenue was recognized during the year ended November 30, 2021.

Response:

The terms of the agreement between the Company and Par includes a provision for a profit share on a net basis after deductions of certain expenses.

As noted in the Company’s accounting policy,

“The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments.  Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments.”

We further note that on a quarterly basis, Par calculates and report all payments to IPC.  Under no circumstances would IPC ever be required to refund any prior amounts paid. These deductions vary each period and year over year. Given that Par is responsible for the promotion, marketing, sales and distribution, Par has the discretion in setting the price of the product including the price rebates and concessions.  The profit share owed to the Company depends on volumes sold in the period as well as the gross to net deductions that Par incurs for that given period. We note that no revenue was recognized during the year ended November 30, 2021, because for the year ended November 30, 2021, the extent of the deductions to gross revenue resulted in an expense of $54,908 for IPC, which was deemed immaterial in comparison to $1.4 million in revenue recognized for year ended November 30, 2020. Therefore, the Company recognized $nil in revenue and $54,908 in expenses for the year ended November 30, 2021.

The Company proposes to revise the disclosure set forth on page 55 of the annual report on Form 20-F with the addition of the underlined language as set forth below:

Page 4 of 9

The Company recorded revenues of $65,728 for the year ended November 30, 2022 versus $Nil for the year ended November 30, 2021. Such revenues consisted primarily of up-front payment from the Taro license and supply agreement, for the year ended November 30, 2022. There was no revenue from generic Focalin XR® for the year ended November 30, 2021, primarily due to a marked increase in gross sales-to-net deductions such as wholesaler rebates, chargebacks and pricing adjustments in some periods which continues to date. No revenue was recognized during the year ended November 30, 2021, because the deductions resulted in nil profit share for the Company.

•	Please describe and quantify the specific factors underlying the "increase in gross-to net deductions" for each period presented.

Response:

Par deducts expenses including wholesaler rebates/ price concessions, chargebacks based on market or Par’s marketing conditions. Intellipharmaceutics is not aware of the amount of  expenses/deductions until the Company receives a profit share statement for a period. While Par reports the gross to net deductions to the Company, IPC is not privy to the qualitative factors driving the variance in gross to net deductions.

The Company further notes that these concessions are at Par’s discretion and dependent on supply and demand patterns, geographic regions and distribution parties that Par transacts with. We do note that the Company does undertake our right to audit the gross to net adjustments periodically and have noted no issues in the past.

Fiscal Year Ended November 30,
	2022	2021

Gross Sales	$25,552,016	$68,292,695
Total Gross to Net Deductions	(23,356,064)	(64,460,988)
Net Sales	2,195,952	3,831,707
Less:
Cost of Goods Sold	2,031,134	3,899,780
Distribution Costs (3% of Net Sales)	65,878	114,954
Gross Margin	98,939	(183,027)

Total Due to IPC (30%)	29,682	(54,908)

•

As part of your response, confirm the extent to which Par Pharmaceuticals offsets these deductions against your profit share payments with no further adjustment in subsequent periods, explain why these deductions exactly offset associated profit share payments for FY2021, and quantify the trend in these deductions expected to occur in future periods.

Response:

Par offsets the deductions for a certain period (calendar quarter) against the Company’s profit share for that period. There is no further adjustment in subsequent periods for those deductions. We further note that all payments calculated and reported to IPC by Par are non-refundable.  Under no circumstances would IPC ever be required to refund any prior amounts paid

Page 5 of 9

We note that no revenue was recognized during the year ended November 30, 2021, because for the year ended November 30, 2021, the extent of the deductions to gross revenue resulted in an immaterial amount of $54,908. Therefore, the Company recognized $nil in revenue and $54,908 in expenses for the year ended November 30, 2021.

Item 5. Operating and Financial Review and Prospects A. Operating Results Year ended November 30, 2022 compared to the year ended November 30, 2021 Research and Development, page 56

3.	Revise to address the following regarding your research and development expenses:

•	For each period presented, revise to provide a breakdown of your research and development expense by product candidate.

Response:

The Company has been cash constrained the last few years and did not expend significant resources on any one project, therefore we did not breakdown research and development expenses by product candidate in FY2021 and FY2022.

•

To the extent you do not allocate some or all of your research and development expense by product candidate, revise to disclose that fact, and provide a breakdown of your unallocated expenses by type or nature of expense. The total of these breakdowns should reconcile to the research and development expenses shown on your Statement of Operations.

Response:

The Company proposes to revise the disclosure set forth on page 56 of the annual report on Form 20-F with the addition of the underlined language as set forth below:

Expenditures for R&D were $2,149,126 for the year ended November 30, 2022 in comparison to $2,661,875 for the year ended November 30, 2021, resulting in a decrease of $512,749 compared to the year ended November 30, 2022.  The lower R&D expenses during the year ended November  30, 2022 was due to the decrease in wages, as the Company enrolled in a government wage subsidy program, a decrease in Material cost due to the write off in inventory during the year ended November 30, 2021, due to the termination of the Mallinckrodt agreement, as well as the Company having to repay a government R&D credit for Scientific Research and Development, offset by an increase in Laboratory supplies and laboratory equipment validation and licensing.

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For the year-ended November 30, 2022, and November 30, 2021 , research and development expenses comprised of the following:

Fiscal year ended November 30,

Discription	2022	2021
Salaries	$1,196,882	$1,289,275
Active Raw Materials	-	96,664
Reference Products	995	21,147
Excipient Raw Material	538	6,128
Chemicals	3,469	9,872
Laboratory Supplies	14,111	6,615
Analytical Contract	1,635	2,530
Packaging Materials	-	14,805
License, Validation, Registry	30,905	14,312
Lab Uniform and Laundary	2,181	5,026
Regulatory Consulting	3,205	-1,597
Regulatory Filing Expense	610,054	616,832
Equipment Maintenance	18,844	37,673
Brokerage & Freight Expense	-735	1,233
Storage Fee Expense	24,390	94,617
Facility Maintenance	238,352	220,358

R&D emploee options expense	4,301	9,761
SR&ED Credit	-	161,716
loss in profit share payment (PAR)	-	54,908
	2,149,126	2,661,875

•	You disclose on page 56 that "The higher R&D expense during the year ended November 30, 2021 was due to the allocation of losses on royalty payments for generic Focalin XR®." Revise to clarify what you are referring to here.

Response:

The Company proposes to further revise the disclosure set forth on page 56 of the annual report on Form 20-F with the deletion and addition of the underlined language as set forth below:

Expenditures for R&D were $2,149,126 for the year ended November 30, 2022 in comparison to $2,661,875 for the year ended November 30, 2021, resulting in a decrease of $512,749 compared to the year ended November 30, 2022. The lower R&D expenses during the year ended November  30, 2022 was due to the decrease in wages, as the Company enrolled in a government wage subsidy program, a decrease in material cost due to the write off in inventory during the year ended November 30, 2021, due to the termination of the Mallinckrodt agreement, as well as the Company having to repay a government R&D credit for Scientific Research and Development, offset by an increase in laboratory supplies and laboratory equipment validation and licensing.

Page 7 of 9

•

To these extent such royalty payments are related to products which have received regulatory approval and for which you are reporting licensing revenues, tell us how you determined such payments represent research and development expense as opposed to cost of revenues.

Response:

From the time the Company started realizing revenue for the product, the Company did not have a cost of revenue line because Par has responsibility for manufacturing, marketing and commercialization after the company conducted research and development. We note that the $54,908 could be technically noted as cost of revenue but given the Company had no revenue, the Company recorded the $54,908 as a research and development expense given the immaterial amount in comparison to the $1,401,517 recognized in revenue in FY 2020. The Company allocated the amounts owing to Par to research and development as they were immaterial in nature for the year ended November 30, 2021. Apart from $54,908, the remaining research and development expenses are not related to products which have received regulatory approval and for which we are reporting licensing revenues.

Exhibits

Certifications, page 120

4.	Your certifications provided in your Form 20-F improperly reference Amendment No. 1. Please amend your filing to include corrected certifications that reference the current filing.

Response:

Intellipharmaceutics acknowledges and regrets the error in referencing Amendment No.1 under Certifications. The Company proposes to revise the Certifications set forth on page 120 of the annual report on Form 20-F as provided below, with reference to Amendment 1 deleted in each certification:

Exhibits 12.1 and 12.2

I have reviewed this Amendment No. 1 to the Annual Report on Form 20-F of Intellipharmaceutics International Inc.;

Page 8 of 9

Exhibit 13.1

In connection with the Amendment No. 1 to the Annual Report of Intellipharmaceutics International Inc. (the “Company”) on Form 20-F for the period ending November 30, 2022 (the “Report”), I, Isa Odidi, the Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

Exhibit 13.2

In connection with the Amendment No. 1 to the Annual Report of Intellipharmaceutics International Inc. (the “Company”) on Form 20-F for the period ending November 30, 2022(the “Report”), I, Amina Odidi, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

As requested in the Letter, we hereby confirm that IPC is responsible for the adequacy and accuracy of its disclosure; notwithstanding any review, comments, action or absence of action by the staff.

Please do not hesitate to contact the undersigned if you have any further comments or questions.

Yours truly,

Intellipharmaceutics International Inc.

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